UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

LUNDIN MINING CORPORATION
(Name of Subject Company) Not Applicable
(Translation of Subject Company’s Name into English (if applicable)) Canada
(Jurisdiction of Subject Company’s Incorporation or Organization) EQUINOX MINERALS LIMITED
(Name of Person(s) Furnishing Form) Common Shares
(Title of Class of Subject Securities) 550372106

(CUSIP Number of Class of Securities (if applicable))

Sonya Stark

Vice President, Corporate Affairs and Corporate Secretary

Equinox Minerals Limited

200 Bay Street, Suite 2940

Toronto, Ontario, Canada M5J 2J2

with a copy to:

Jason Comerford, Esq.

Osler, Hoskin & Harcourt LLP

620 8th Avenue – 36th Floor

New York, New York 10018

Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company) March 7, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 1.1	Offer to Purchase and Circular, dated March 7, 2011.

Exhibit 1.2	Letter of Transmittal.

Exhibit 1.3	Notice of Guaranteed Delivery.

Exhibit 1.4	Notice of Offer to Purchase, dated March 7, 2011.

Item 2.	Informational Legends

The Offer to Purchase and Circular contains the applicable legends.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description

2.1	Annual Information Form, dated March 15, 2010, for the year ended December 31, 2009

2.2	Annual audited consolidated financial statements for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2009 and December 31, 2008 and related notes, together with the auditors’ report thereon, contained therein

2.3	Management’s discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2009

2.4	Unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010, together with the notes thereto

2.5	Management’s discussion and analysis for the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010

2.6	Management information circular, dated March 15, 2010, in connection with the annual meeting of shareholders held on May 7, 2010

2.7	Material change report dated February 9, 2010, announcing that Equinox Minerals Limited (“Equinox”) had secured commitments from certain lenders to provide a new corporate loan facility totalling US$400 million

2.8	Material change report, dated October 15, 2010, announcing that Equinox had increased its full year production guidance to 140,000 tonnes of copper in concentrate

2.9	Material change report, dated October 28, 2010, announcing that Equinox had entered into an agreement with Citadel Resource Group Limited (“Citadel”), under which Equinox proposed to acquire all of the issued and outstanding ordinary shares of Citadel by way of a recommended takeover offer under the laws of Australia

2.10	Material change report, dated December 21, 2010, announcing that Equinox that it has a relevant interest in Citadel of 56% and that its recommended takeover offer for Citadel has been declared free of all defeating conditions

2.11	Material change report, dated January 4, 2011, announcing that, in connection with Equinox’s take-over offer for Citadel, as of January 4, 2011, Equinox had issued to former Citadel shareholders an aggregate of 131,843,656 common shares (including those underlying CHESS Depository Instruments), and paid an aggregate of approximately A$197.9 million, and that as at January 4, 2011, Equinox held an interest in Citadel of 89.82%

2.12	Material change report, dated January 6, 2011, announcing that Equinox had a relevant interest of 90.59% in Citadel and had initiated compulsory acquisition procedures under the Australian Corporations Act to acquire all remaining shares in Citadel

2.13	Business acquisition report, dated March 4, 2011, in respect of Equinox’s acquisition of Citadel

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Equinox Minerals Limited with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

Any change in the name or address of the agent for service of process of Equinox Minerals Limited shall be promptly communicated to the Securities and Exchange Commission by amendment to the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQUINOX MINERALS LIMITED

By:	/s/ Carl Hallion
Name: Carl Hallion Title: Vice President, Business Development Date: March 8, 2011

EXHIBIT INDEX

Exhibit Number	Description

1.1	Offer to Purchase and Circular, dated March 7, 2011

1.2	Letter of Transmittal

1.3	Notice of Guaranteed Delivery

1.4	Notice of Offer to Purchase, dated March 7, 2011

2.1	Annual Information Form, dated March 15, 2010, for the year ended December 31, 2009

2.2	Annual audited consolidated financial statements for the year ended December 31, 2009, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2009 and December 31, 2008 and related notes, together with the auditors’ report thereon, contained therein

2.3	Management’s discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2009

2.4	Unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010, together with the notes thereto

2.5	Management’s discussion and analysis for the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010

2.6	Management information circular, dated March 15, 2010, in connection with the annual meeting of shareholders held on May 7, 2010

2.7	Material change report dated February 9, 2010, announcing that Equinox had secured commitments from certain lenders to provide a new corporate loan facility totalling US$400 million

2.8	Material change report, dated October 15, 2010, announcing that Equinox had increased its full year production guidance to 140,000 tonnes of copper in concentrate

2.9	Material change report, dated October 28, 2010, announcing that Equinox had entered into an agreement with Citadel, under which Equinox proposed to acquire all of the issued and outstanding ordinary shares of Citadel by way of a recommended takeover offer under the laws of Australia

2.10	Material change report, dated December 21, 2010, announcing that Equinox that it has a relevant interest in Citadel of 56% and that its recommended takeover offer for Citadel has been declared free of all defeating conditions

2.11	Material change report, dated January 4, 2011, announcing that, in connection with Equinox’s take-over offer for Citadel, as of January 4, 2011, Equinox had issued to former Citadel shareholders an aggregate of 131,843,656 common shares (including those underlying CHESS Depository Instruments), and paid an aggregate of approximately A$197.9 million, and that as at January 4, 2011, Equinox held an interest in Citadel of 89.82%

2.12	Material change report, dated January 6, 2011, announcing that Equinox had a relevant interest of 90.59% in Citadel and had initiated compulsory acquisition procedures under the Australian Corporations Act to acquire all remaining shares in Citadel

2.13	Business acquisition report, dated March 4, 2011, in respect of Equinox’s acquisition of Citadel